October 26, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Legal Branch Chief
Division of Corporation Finance

Re:	Energy Transfer Equity, L.P.
Amendment No. 3 to Registration Statement on Form S-4
Filed October 11, 2011
File No. 333-175461

This letter sets forth the responses of Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated October 21, 2011 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. All references to page numbers and captions correspond to the marked copy of Amendment No. 4, unless otherwise indicated.

October 26, 2011

Staff Comments

Amendment No. 3 to Registration Statement on Form S-4

General

1.	We note that on October 15, 2011, Energy Transfer Partners, L.P. and certain of your other subsidiaries entered into a Contribution and Redemption Agreement with AmeriGas Partners, L.P., pursuant to which Energy Transfer Partners, L.P. agreed to contribute to AmeriGas Partners, L.P. the subsidiaries that operate Energy Transfer Partners, L.P.’s retail propane business. We have the following comments:

•

Please revise the prospectus, where appropriate, to reflect the Contribution and Redemption Agreement and Energy Transfer Partners, L.P.’s planned disposition of its retail propane business late in 2011 or early in 2012. As an example, we note your disclosure in the fourth sentence of the first bullet on page 1, and the similar disclosure on page 35, that “ETP is one of the three largest retail marketers of propane in the United States.”

•

Please tell us if you intend to revise the prospectus to include the financial information required by Article 11 of Regulation S-X with respect to such transaction, pursuant to Item 10(b)(1) of Form S-4. If you do not intend to revise the prospectus, then please provide us with your analysis for why such financial information is not required to be included in the prospectus. Please include as part of your analysis whether such transaction is a condition described in Rule 11-01(a)(4) or (8) of Regulation S-X. Please also provide us with your analysis for whether such transaction requires additional financial information to be included in the prospectus pursuant to Item 10(b)(4) of Form S-4.

Response: We have revised the Registration Statement in response to the Staff’s comment. With respect to the first bullet, see pages 1 and 35. With respect to the second bullet, please see pages 15, 16, 17, 18, 21 and 22.

Questions and Answers about the Merger and Special Meeting, page i

Q: If I am a Southern Union stockholder, how do I make my election?, page vi

2.

We note the statement “or such other date as ETE and Southern Union shall agree” in the description of when Southern Union stockholders must return their election forms. Please disclose that any “such other date” will be no earlier the 20th business day following the date on which the election form is mailed. Please revise throughout the prospectus where this disclosure appears.

Response: We have revised the Registration Statement in response to the Staff’s comment. See pages vi, 28, 92 and 102.

October 26, 2011

Exhibit 8.3

3.	We note that Roberts & Holland LLP limits its opinion and consent to amendment no. 3 of the registration statement. Please either delete such limitation to amendment no. 3 or update the opinion and consent in future amendments to the registration statement.

Response: Roberts & Holland LLP has revised its opinion in accordance with the Staff’s comment and has filed such opinion as Exhibit 8.3 to Amendment No. 4.

October 26, 2011

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ John W. McReynolds
John W. McReynolds
President and Chief Financial Officer – ETE
(214) 981-0724

Cc:	John Meinders, Grant Thornton LLP

Eric Herschmann, Southern Union Company

William N. Finnegan IV, Latham & Watkins LLP

Sean T. Wheeler, Latham & Watkins LLP

Don M. Glendenning, Locke Lord LLP